FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

June 21, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 21, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have secured a 49.5% interest in Coalhunter Mining Corporation through participation in an equity financing.

Item 5.	Full Description of Material Change

The Issuer reports that it has acquired approximately 49.5% of the common shares of Coalhunter Mining Corporation (“Coalhunter”) through a private placement.  Coalhunter is a private British Columbia company which has the right to acquire a majority interest in the Carbon Creek coalfield in north-eastern British Columbia.

Investment Details

Under the terms of the subscription agreement between Coalhunter and the Issuer, the Issuer has acquired 12 million common shares of Coalhunter at a price of CAD 0.30 per share for a total investment of CAD 3,600,000.  Through participation in this financing, the Issuer has acquired a 49.57% interest in Coalhunter.  The Issuer has an ongoing right to maintain its percentage interest in Coalhunter so long as it holds at least a 10% interest and, in certain circumstances, the right to increase its position to 51%.  Upon the completion of the private placement, Keith Henderson, the Issuer’s Vice-President, Exploration was appointed as a director of Coalhunter.  Should the Issuer increase its interest to 51%, it would be entitled to nominate an additional director.

Cardero Strategy

Acquisition of this interest in Coalhunter is in line with the Issuer’s focus on bulk commodities and allows the Issuer to leverage significant value out of its considerable cash funds available for acquisitions and investments.

About Coalhunter Mining Corporation

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield.  The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Colombia government.  Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest.  Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).  Coalhunter has commissioned NORWEST Corp to complete a NI 43-101 report on the properties, which will include all necessary details of Coalhunter’s interest in the Carbon Creek deposit as well as an independent assessment of the extensive historical data relating to the deposit.  Between 1970 and 1981, Utah Mines Ltd. completed 296 rotary and diamond drill holes totalling nearly 26,000 metres and excavated more than 7,000 tonnes of coal for quality analysis.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Issuer to acquire advanced stage projects, the potential for the Issuer to acquire additional positions in early stage ventures, any potential value or benefit to the Issuer through its investment in Coalhunter Mining Corporation or other similar investments, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

June 23, 2010